UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-133319

LifeCare Holdings, Inc., as Issuer

and each Subsidiary Guarantor
listed in Annex A hereto

___________________________________________________________________
(Exact name of registrant as specified in its charter)

5560 Tennyson Parkway
Plano, Texas 75024
(469) 241-2100
_________________________________________________________________________________________________
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9 ¼% Senior Subordinated Notes due 2013
Guarantees of 9 ¼% Senior Subordinated Notes due 2013
_________________________________________________________
(Title of each class of securities covered by this Form)

None
______________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	□
Rule 12g-4(a)(2)	□
Rule 12h-3(b)(1)(i)	□
Rule 12h-3(b)(1)(ii)	□
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

9 ¼% Senior Subordinated Notes due 2013: 37
Guarantees of 9 ¼% Senior Subordinated Notes due 2013: 37

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrants have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 17, 2012	LIFECARE HOLDINGS, INC.
	By:	/s/ Phillip B. Douglas
	Name:	Phillip B. Douglas
	Title:	Chief Executive Officer

LIFECARE HOSPITALS OF CHESTER COUNTY, INC.
LIFECARE HOSPITALS OF DAYTON, INC.
LIFECARE HOSPITALS OF MILWAUKEE, INC.
LIFECARE HOSPITALS OF NORTHERN NEVADA, INC.
LIFECARE HOSPITALS OF SOUTH TEXAS, INC.
NEXTCARE HOSPITALS/MUSKEGON, INC.
NEXTCARE SPECIALTY HOSPITAL OF DENVER, INC.

	By:	/s/ Phillip B. Douglas
	Name:	Phillip B. Douglas
	Title:	Chief Executive Officer

LIFECARE HOSPITALS OF FORT WORTH, L.P.
SAN ANTONIO SPECIALTY HOSPITAL, LTD.
LIFECARE HOSPITALS OF NORTH TEXAS, L.P.

	By:	/s/ Phillip B. Douglas
	Name:	Phillip B. Douglas
Title:
Chief Executive Officer of LifeCare Holdings, Inc.,
the Sole Member of LifeCare Management Services, L.L.C.,
the Sole Member of LifeCare Holding Company of Texas, L.L.C.,
General Partner of each registrant

CAREREHAB SERVICES, L.L.C.
CRESCENT CITY HOSPITALS, L.L.C.
LIFECARE HOSPITALS, LLC
LIFECARE HOSPITALS OF NEW ORLEANS, L.L.C.
LIFECARE HOSPITALS OF NORTH CAROLINA, L.L.C.
LIFECARE HOSPITALS OF PITTSBURGH, L.L.C.
LIFECARE INVESTMENTS, L.L.C.
LIFECARE MANAGEMENT SERVICES, L.L.C.

	By:	/s/ Phillip B. Douglas
	Name:	Phillip B. Douglas
	Title:	Chief Executive Officer of LifeCare Holdings, Inc., the Sole Member of each registrant

LIFECARE HOLDING COMPANY OF TEXAS, L.L.C.

By:	/s/ Phillip B. Douglas
Name:	Phillip B. Douglas
Title:	Chief Executive Officer of LifeCare Holdings, Inc., the Sole Member of LifeCare Management Services, L.L.C., the Sole Member of the registrant

Annex A

Name*	Commission File No.
CareRehab Services, L.L.C.	333-133319-13
Crescent City Hospitals, L.L.C.	333-133319-15
LifeCare Holding Company of Texas, LLC	333-133319-06
LifeCare Hospitals of Chester County, Inc.	333-133319-05
LifeCare Hospitals of Dayton, Inc.	333-133319-14
LifeCare Hospitals of Fort Worth, L.P.	333-133319-02
LifeCare Hospitals of Milwaukee, Inc.	333-133319-17
LifeCare Hospitals of New Orleans, L.L.C.	333-133319-08
LifeCare Hospitals of North Carolina, L.L.C.	333-133319-11
LifeCare Hospitals of North Texas, L.P.	333-133319-01
LifeCare Hospitals of Northern Nevada, Inc.	333-133319-18
LifeCare Hospitals of Pittsburgh, L.L.C.	333-133319-04
LifeCare Hospitals of South Texas, Inc.	333-133319-19
LifeCare Hospitals, LLC	333-133319-10
LifeCare Investments, L.L.C.	333-133319-03
LifeCare Management Services, L.L.C.	333-133319-09
NextCARE Hospitals/Muskegon, Inc.	333-133319-07
NextCARE Specialty Hospital of Denver, Inc.	333-133319-12
San Antonio Specialty Hospital, Ltd.	333-133319-16

* The address of the principal executive office for each of these additional registrants is 5560 Tennyson Parkway, Plano, Texas 75024.  Their telephone number is (469) 241-2100.